Exhibit 99.1

SuperCom Reports Financial Results for the First Quarter of 2019

with $1.7 million in EBITDA, 29% EBITDA Margin, and

Non-GAAP EPS $0.06

IOT Product revenue up over 55% year over year

Tel Aviv, Israel, June 10, 2019 – SuperCom (NASDAQ: SPCB), a global provider of secure solutions for the e-Government, IOT, and Cybersecurity sectors reported income statement financial results for the first quarter of 2019.

First Quarter 2019 Financial Highlights (Compared to the First Quarter of 2018)

•	EBITDA increased by 41% to $1.7 million compared to $1.2 million.

•	EBITDA Margin increased to 29% compared to 17%.

•	Operating Income increased to a profit of $130 thousand from an operating loss of ($550 thousand).

•	Non-GAAP Gross Margin remains at roughly 58%.

•	Non-GAAP operating expenses improved by 39% to $2 million from $3.3 million.

•	Non-GAAP operating Income increased to $1.3 million from $0.9 million

•	Non-GAAP Net Profit decreased to $.9 million or $0.06 per share from $1 million or $0.07 per share

•	Total Revenue decreased to $5.7 million from $7 million.

•	IOT products sub-segment revenue increased by over 55%,

•	IOT segment revenue, increased by over 30%.

•	e-Gov segment revenue decreased by over 50%, given the Company’s strategy to focus on North America and Europe.

•	Revenue from North America and Europe represented over 90% of total revenue in comparison to 67% in the previous year period.

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Management Commentary

“The financial results of this first quarter reflect significant progress in our multi-year strategy and business plan. We have been able to leverage our strong global brand of over 30 years as a government contractor in national security and our proprietary technology to shift most of our business to developed countries and recurring revenue based segments of IOT and Cyber security software. Our percentage of revenue from developed countries out of our total revenues, which was less than 5% in 2015 and approximately 67% in first quarter 2018, has reached a high of over 90%. We also continued to work very hard on optimizing our operational cost structure to reach record levels since 2015 with quarterly Non-GAAP operating expenses as low as $2 million and EBITDA margins as high as 29%,” commented Arie Trabelsi, President and CEO of SuperCom.

“While revenue has declined year over year, a closer look shows that it’s in line with our overarching strategy, with the decline coming from e-GOV as we have diverted focus and resources away from emerging countries towards North America and Europe and our IOT and Cyber segments. IOT segment revenues have grown significantly year over year, with a majority of that growth, over 55%, coming from IOT products mainly around our EM PureSecurity suite technology, which has been performing excellently in competitive tenders around the world. We have announced the launch of 6 new projects in this space in 2019 alone, and expect continued wins and success going forward as our global presence and technology improve with every new project,” continued Mr. Trabelsi.

“With a steady base of recurring revenues globally, a growing targeted pipeline of opportunities, a lean operating cost structure, and strong financial backing from Fortress, we are poised to grow our top line and cash flow generation in years to come,” concluded Mr. Trabelsi.

First Quarter of 2019 and Recent Operational Highlights:

e-Gov:

•	Continued development and enhancement of project in Iceland, given its geographic location in Europe, and maintained relationships with customers in Africa and other developing regions, with existing SuperCom systems in place.

•	Diverted some resources from this segment to support growth in IOT and Cyber.

IoT:

•	Development of new innovative and market-disrupting features and capabilities to the PureSecurity EM suite, supporting new project deployments and allowing for increased competitive advantages in new bids.

•	Continued to bid and maintain high win rates in competitive tenders for electronic monitoring projects in Europe and in California, with some expansion into additional states in the USA.

•	In January 2019, announced launch of $7 million project with the national government of Sweden to deploy PureSecurity EM Suite.

•	In January 2019, announced new project with the national government of Estonia to deploy PureSecurity EM Suite to track and monitor up to 400 enrollees simultaneously.

•	In February 2019, secured an additional contract to provide PureSecurity EM Suite in Southern Georgia to an established service provider.

•	In April 2019, announced win of new project in North California valued at up to $6 million.

•	In May 2019, secured an additional contract to provide PureSecurity EM Suite in Tennessee to an established service provider.

•	In May 2019, announced win of new project in California valued at up to $3.7 million.

•	Continued support and deployment of more units in other new and existing customers globally.

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Cyber Security:

•	Cyber segment had minimal growth of 2% year over year and maintained high retention as we prepare for new cyber products deployment to a strong long term customer base.

•	Continued progress in the development of new advanced cyber security products, adding more capabilities, including anti-malware, advanced data loss prevention, and location based port and device protection to be incorporated into the Safend cyber security platform.

SuperCom management will host the conference call.

Date: Monday, June 10, 2019

Time: 10:00 a.m. Eastern time (7:00 a.m. Pacific time)

U.S. toll-free: 877-407-9124

Israel toll-free: 180-940-6247

International: 201-689-8584

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

About SuperCom

Since 1988, SuperCom has been a global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation. For more information, visit www.supercom.com.

SuperCom Corporate Contact:

Ordan Trabelsi, President, Americas

Tel: 1-212-675-4606

ordan@supercom.com

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Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on May 21, 2017. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

[Tables to follow]

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SUPERCOM LTD. CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

	3 months ended
	March 31, 2019	March 31, 2018
	Unaudited	Unaudited
REVENUES	5,673	7,014
COST OF REVENUES	2,600	3,127
GROSS PROFIT (LOSS)	3,073	3,887
OPERATING EXPENSES:
Research and development	961	1,341
Selling and marketing	893	1,701
General and administrative	1,088	1,348
Other expense (Income)	1	50
Total operating expenses	2,943	4,440
OPERATING INCOME(LOSS)	130	(553)
FINANCIAL INCOME (EXPENSES), NET	(403)	52
INCOME (LOSS) BEFORE INCOME TAX	(273)	(501)
INCOME TAX BENEFIT (EXPENSES )	42	181
NET PROFIT (LOSS) FOR THE PERIOD	(231)	(320)

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SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP Figures and EBITDA to Net Income

(U.S. dollars in thousands, except per share data)

	3 months ended
	March 31, 2019	March 31, 2018
	Unaudited	Unaudited
GAAP gross profit	3,073	3,887
Amortization of Software and IP	196	154
Stock-based compensation expenses	31	41
Non-GAAP gross profit	3,300	4,082

GAAP operating income(Loss)	130	(553)
Amortization of Software/IP, Customer Contracts and Brand, and Stock- based compensation expenses	745	1055
Foreign Currency Loss	392	445
Non-GAAP operating income(Loss)	1,267	947

GAAP net (Loss)	(231)	(320)
Amortization of Software/IP, Customer Contracts and Brand, and Stock- based compensation expenses	745	1055
Foreign Currency Loss	392	445
Income tax benefit	(42)	(181)
Non-GAAP net Profit(Loss)	864	999

Non-GAAP EPS	0.06	0.07

NET (LOSS) FOR THE PERIOD	(231)	(320)
Income tax benefit, net	(42)	(181)
Financial expenses (income), net	403	(52)
Depreciation, amortization and stock-based compensation expenses	1,135	1,321
Foreign Currency Loss	392	445
EBITDA *	1,657	1,213

 * EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

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